File No. 70-9071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

______________________________________________
AMENDMENT NO. 4 TO FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
______________________________________________

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of company filing this statement
and address of principal executive office)

Cinergy Corp.
(Name of top registered holding company parent)

William L. Sheafer
Vice President and Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                       James R. Lance
Associate General Counsel                 Manager - Corporate Finance
Cinergy Corp.                             & Financial Risk Management
(address above)                           Cinergy Corp. (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

The Declaration on Form U-1 in this proceeding, as previously amended, is further amended as follows:

1. Item 1.C.3 ("Associated Financial Derivatives") is hereby restated in its entirety to read as follows:

            3.   Associated Financial Derivatives

       In connection with the issuance and sale of short-term notes to banks and other lending institutions and sales of commercial paper as provided above, Cinergy proposes to mitigate interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage and minimize interest costs.

       Cinergy will enter into such derivative transactions pursuant to agreements with counterparties that are highly rated financial institutions
- i.e., whose senior secured debt, at the date of execution of the agreement with Cinergy, is rated at least "A-" by Standard & Poor's Corporation, Fitch Investor Service or Duff & Phelps or "A3" by Moody's Investor Service. The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying debt security. Cinergy will not engage in "leveraged" or "speculative" derivative transactions.

       Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related short-term notes/commercial paper or interest rate management agreement. In addition, with respect to options (such as caps and collars), Cinergy may pay an option fee which would not exceed 10% of the principal amount of the short-term note or commercial paper covered by the option.

2. Item 1.G ("Rule 24 Reporting") is hereby restated in its entirety to read as follows:

       G.     Rule 24 Reporting

       Within 45 days after the end of each calendar quarterly period (beginning with the first calendar quarter after the quarter in which the Commission enters its order herein), Cinergy proposes to supply the Commission with the following information for such calendar quarter (or in the case of the first such certificate, for such calendar quarter and the additional period, if any, from the date of the Commission's order herein) via a certificate filed pursuant to rule 24 under the Act:

       1. With respect to any short-term notes or commercial paper issued and sold pursuant to Item 1.C: (a) the aggregate amount of any short-term notes issued and outstanding at the end of such quarter, including a separate identification of any such notes issued and outstanding pursuant to letter of credit transactions; (b) the aggregate amount of any commercial paper issued and outstanding at the end of such quarter; (c) a calculation of the total amount of Cinergy securities issued and outstanding at the end of such quarter subject to the Debt Cap (i.e., guarantees pursuant to Release No. 35-26723, Debentures (if authorized by the Commission), and short-term notes/commercial paper pursuant to the authorization requested herein); and (d) with respect to any financial derivative instruments employed during the preceding quarter, a summary identifying in each case: (i) the particular type of derivative transaction (interest rate swap, cap, collar, option, etc.), (ii) the applicable trade date and termination date, (iii) the notional principal amount, (iv) the new interest rate or a description of the index and margin, (v) the credit rating of the counterparty, (vi) any fees and expenses payable by Cinergy in connection therewith, and (vii) the interest rate (or index and margin) and maturity date of the underlying security.

       2. With respect to any sales of Additional Shares, (a) the number of Additional Shares sold, (b) the date of sale, (c) the sale price per share, (d) the most recent closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape, and (e) the total fees and expenses paid in connection with the sale. With respect to any Additional Shares issued as gifts or awards to Cinergy system employees, (a) the number of Additional Shares issued, (b) the date of issue, (c) the number of employees to whom the Additional Shares were issued, and (d) the purpose of the gift or award.

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                               SIGNATURE

       Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 16, 1997

                                          CINERGY CORP.

                                          By:/s/William L. Sheafer
                                          Vice President and Treasurer